Exhibit 99.1

Fortuna announces preliminary financial results for the first quarter of 2020

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 11, 2020: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce the following preliminary financial results for the first quarter of 2020:

First Quarter of 2020 Highlights Preview

•	Sales of $47.5 million, compared to $59.0 million in Q1 2019
•	Net loss of $4.5 million, compared to net income of $2.2 million in Q1 2019
•	Adjusted net loss[1] of $2.2 million, compared to adjusted net income of $8.4 million in Q1 2019
•	Adjusted EBITDA[1] of $15.9 million, compared to $23.8 million in Q1 2019
•	Free cash flow from ongoing operations[1] of $14.2 million, compared to $2.2 million in Q1 2019
•	Silver and gold production of 1,819,312 ounces and 10,101 ounces, respectively
•	AISC/oz silver equivalent[1] for the San Jose Mine and the Caylloma Mine was $10.7[2] and $16.7[3], respectively

Note:

1.	Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release.
2.	Silver equivalent production for Q1 2020 is calculated using a silver to gold ratio of 97.6:1. Silver equivalent is calculated at realized metal prices of $1,571/oz Au and, $16.09/oz Ag for Q1 2020.
3.	Silver equivalent production for Q1 2020 is calculated using a silver to lead ratio of 1:20.7 pounds and silver to zinc ratio of 1:17.9 pounds. Silver equivalent is calculated using realized metal prices of $17.59/oz Ag, $0.85/lb Pb, and $0.98/lb Zn for Q1 2020.

First Quarter of 2020 Results Preview

Consolidated Metrics	Q1 2020 (unaudited)	Q1 2019 (unaudited)

(Expressed in $ millions, except per share information)
Sales	$47.5	$59.0
Mine operating income	7.5	21.5
Operating income	1.8	10.9
Net income (loss)	(4.5)	2.2
Earnings (loss) per share (basic)	(0.03)	0.01

Adjusted net income (loss)[1]	(2.2)	8.4
Adjusted EBITDA[1]	15.9	23.8
Net cash provided by operating activities	13.2	3.9
Free cash flow from ongoing operations[1]	14.2	2.2
Capex
Sustaining	3.5	4.7
Non-sustaining	0.1	0.8
Lindero	21.4	30.9
Brownfields	1.6	1.2
	Mar 31, 2020	Dec 31, 2019
Cash, cash equivalents, and short-term investments	$88.5	$83.4
Note:
1. Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release

Capital resources and liquidity

As at March 31, 2020, the Company had $88.5 million of cash and cash equivalents and liquidity compared to $123.4 million as at December 31, 2019. As at the end of Q1 2020, the Company´s $150 million bank credit facility had been fully drawn.

Note Regarding Preliminary Results

The results for the first quarter of 2020 and liquidity as at the end of the first quarter, are preliminary and have been prepared by management and remain subject to final review by the Company’s audit committee and approval by the Company’s board of directors. The preliminary results for the first quarter of 2020 are subject to the finalization and closing of our accounting books and records for the period, and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted under International Financial Reporting Standards (IFRS). The Company’s auditor has not audited the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results. The Company will release its financial statements and MD&A for the first quarter of 2020 as approved by its audit committee and board of directors, on Thursday, May 14, 2020 after the market closes.

Lindero gold Project, Argentina

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is approximately 94% complete as at March 31, 2020.

The following table summarizes Lindero Project spending on construction and preproduction related costs for the three months ended March 31, 2020:

		Three months
	Cumulative to	ended
(Expressed in $ millions)	December 31, 2019	March 31, 2020	Total
Construction capital expenditures	$268.2	$21.4	$289.6
Contractor advances and deposits on equipment, net of transfers	10.5	(3.5)	7.0
Total Construction Spending	278.7	17.9	296.6
Preproduction costs	8.0	9.1	17.1
Sustaining spare parts, supplies and materials inventory	6.2	2.2	8.4
Other costs [1]	4.5	0.8	5.3
Total Lindero Project Costs	$297.4	$30.0	$327.4

Note 1: consists of Argentina financial transaction taxes, deposits and other costs

There were $17.9 million of construction trade payables outstanding as at end of the quarter.

The Company reiterates a capex forecast of between $314 to $320 million for the Lindero Project construction. This represents an increase of 28 percent from the September 2017 feasibility estimate (refer to Fortuna news release dated March 11, 2020).

The Company estimates that as of March 31, 2020, the remaining funds required to complete the Project, inclusive of pre-production expenditures, working capital and VAT, to be in the range of $75 million to $80 million up to the commencement of commercial production in the first quarter of 2021 (refer to Fortuna news release dated May 8, 2020).

Non-GAAP Financial Measures Preview

The following tables represent the calculation of certain non-GAAP financial measures as referenced in this news release.

Reconciliation to Adjusted Net Income for the three months ended March 31, 2020 and 2019

(Expressed in $ millions, except per share information)	Q1 2020	Adjust.	Q1 2020 Adjusted	Q1 2019	Adjust.	Q1 2019 Adjusted
Sales	$47.5	$-	$47.5	$59.0	$-	$59.0
Cost of sales	40.1	0.2	40.3	37.5	(0.0)	37.5
Mine operating income	7.5	(0.2)	7.3	21.5	0.0	21.5
General and administration	3.6	0.0	3.6	6.5	0.1	6.6
Exploration and evaluation	0.4	-	0.4	0.2	-	0.2
Share of loss from associates	0.0	(0.0)	-	0.1	(0.1)	-
Foreign exchange loss	1.3	(3.2)	(1.9)	3.7	(2.9)	0.8
Other expenses, net	0.3	(0.3)	0.0	0.1	0.0	0.1
Operating Income	1.8	3.3	5.1	10.9	2.9	13.8
Investment income	1.1	(1.1)	-	-	-	-
Interest and finance (costs) income, net	(0.4)	0.1	(0.3)	0.1	0.1	0.2
Loss on derivatives	-	-	-	(1.6)	2.3	0.8
Income before income taxes	2.6	2.3	4.9	9.5	5.3	14.8
Current income tax expense	5.9	-	5.9	8.6	-	8.6
Deferred income tax expense (recovery)	1.2	(0.0)	1.1	(1.3)	(0.9)	(2.2)
Net income and adjusted net income	$(4.5)	$2.3	$(2.2)	$2.2	$6.2	$8.4
Earnings per share - basic	$(0.03)	$0.02-	$(0.01)	$0.01-	$0.04-	$0.05

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Reconciliation to Adjusted EBITDA for the three months ended March 31, 2020 and 2019

(Expressed in $ millions)	Q1 2020	Q1 2019
Net income for the period	$(4.5)	$2.2
Adjustments:
Inventory adjustment	(0.1)	-
Foreign exchange loss, Lindero project	3.3	2.9
Net finance items	0.3	(0.2)
Depreciation, depletion, and amortization	11.6	9.1
Income taxes	7.1	7.3
Share of loss from associates	-	0.1
Investment income	(1.1)	-
Other non-cash items	(0.6)	2.4
Adjusted EBITDA	$15.9	$23.8

Reconciliation to Free cash flow from ongoing operations for the three months ended March 31, 2020 and 2019

(Expressed in $ millions)	Q1 2020	Q1 2019
Net cash provided by operating activities	$13.2	3.9
Less: Change in long-term receivables	(0.2)	-
Less: Additions to mineral properties, plant and equipment	(4.9)	(7.0)
Less: Contractor advances for plant and equipment	-	(0.2)
Add: Advances applied to plant and equipment	-	0.1
Less: Current income tax expense	(5.9)	(8.6)
Add: Income taxes paid	12.0	14.0
Free cash flow from ongoing operations[1]	$14.2	$2.2
Note:
1. From ongoing operations including San Jose and Caylloma and excludes Greenfields exploration

Non-GAAP Financial Measures

The tables above and information elsewhere in this news release refers to non-GAAP financial measures, such as all-in sustaining cash cost silver equivalent; adjusted net (loss) income; free cash flow from ongoing operations, income taxes, interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, preliminary estimated financial results for the first quarter of 2020; a preliminary estimate of the Company’s liquidity as at March 31,2020; preliminary estimates of construction expenditures at the Lindero Project for the first quarter of 2020; statements about the Company's plans for its mines and mineral properties; the construction of the mine at the Lindero Project and the related costs of construction, timing of commissioning, and timing of commencement of commercial production; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, the preliminary financial results and liquidity may not be consistent with the final quarterly results and statement of liquidity subsequently approved by the Board; changes in general economic conditions and financial markets; changes in prices for silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna's mining and mine development activities; delays in the construction at the Lindero Project, delays in the commissioning or commencement of commercial production at the Lindero Project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s financial performance for the first quarter of 2020; that management’s preliminary financial results for the first quarter of 2020 will be consistent with the final full quarterly financial results; Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.